Form 51-102F4

Business Acquisition Report

Item 1 Identity of Company

1.1 Name and Address of Company

Loncor Resources Inc. ("Loncor" or the ("Company")

Suite 7070, 1 First Canadian Place

100 King Street West

Toronto, Ontario

M5X 1E3

1.2 Executive Officer

Arnold T. Kondrat

Chief Executive Officer

(416) 366-7300

Item 2 Details of Acquisition

2.1 Nature of Business Acquired

On September 27, 2019, the Company closed certain transactions provided for by an agreement entered into by the Company with Resolute (Treasury) Pty Ltd, Kilo Goldmines Ltd. and Kilo Goldmines Inc. ("Kilo Inc."), and which resulted in the Company acquiring Kilo Inc. (see section 2.3 below for a summary of the said transactions).

Kilo Inc. (which is now named Loncor Kilo Inc.) owns 71.25% of the outstanding shares of KGL-Somituri SARL, a company incorporated under the laws of the Democratic Republic of the Congo (the "Congo").  KGL-Somituri SARL is a gold exploration company which holds six mining licenses valid until 2039 and which cover an area of 361 square kilometers within the Archaean Ngayu Greenstone Belt in the Ituri and Haut Uele provinces in northeastern Congo.

Kilo Inc. also owns 100% of the common shares and 88.5% of the preferred shares of Kilo Isiro Atlantic Ltd. (a British Virgin Islands company).  Kilo Isiro Atlantic Ltd. owns 49% of the shares of Isiro (Jersey) Limited which in turn owns 100% of the shares of KGL Isiro SARL, a company incorporated under the laws of the Congo.  KGL Isiro SARL holds 11 mineral exploration permits covering an area of 1,884 square kilometers in the province of Haut Uele in northeastern Congo.  The KGL Isiro SARL permits were put under force majeure with effect from February 14, 2014 pending resolution of an ongoing court action in the Congo regarding title to these properties, and the expiry of these permits is extended by the period of force majeure.

Certain of KGL Isiro SARL's properties are the subject of a joint venture agreement (the "Isiro JV") with an affiliate of Barrick Gold Corporation ("Barrick").  Under the terms of the Isiro JV, Barrick agreed to fund a phased exploration program on the Isiro JV properties, with delivery of a pre-feasibility study entitling Barrick to a 51% interest in Isiro (Jersey) Limited which can be increased to 65% upon delivery of a bankable feasibility study should the company not contribute proportionately to the exploration program post pre-feasibility study.  Barrick has suspended payment of expenses relating to the Isiro JV pending resolution of the ongoing court action referred to above.

2.2 Acquisition Date

September 27, 2019.

2.3 Consideration

On September 27, 2019, the Company closed certain transactions provided for by an agreement (the "Kilo Agreement") entered into by the Company with Resolute (Treasury) Pty Ltd ("Resolute"), Kilo Goldmines Ltd. ("KGL") and Kilo Inc. (together with KGL, "Kilo"), and which resulted in the Company acquiring Kilo Inc.  Pursuant to the Kilo Agreement:

(a)   Resolute assigned to the Company, for nominal consideration, all of Resolute's rights under a secured cash advance facility (the "Facility") which Resolute had made available to Kilo (including Resolute's rights under the security provided by Kilo in respect of the Facility (the "Security")).  Resolute had advanced A$750,000 (the "Principal") to Kilo under the Facility, and the Principal, together with accrued interest thereon, was repayable on March 14, 2019.  As none of the Principal or any accrued interest thereon had been repaid by Kilo, Kilo was in default under the Facility and Resolute was entitled to realize on the Security.

(b)   Kilo consented to the said assignment of the Facility (including the Security) from Resolute to the Company.

(c)  Following implementation of the said assignment, the Company exercised its rights under the Security (the "Security Enforcement") as a secured creditor to realize on all of the outstanding shares of Kilo Inc., in full satisfaction of all amounts owing under the Facility (prior to the Security Enforcement, Kilo Inc. was a wholly-owned subsidiary of KGL).  In the Kilo Agreement, Kilo agreed to cooperate with and assist the Company in the Security Enforcement and for such cooperation and assistance, the Company paid Cdn$130,000 ($98,124) to KGL.

In connection with the Kilo Agreement, the Company provided to KGL an unsecured loan in the principal amount of Cdn$65,000 (USD$49,121) bearing interest of 8% per annum and repayable 12 months from the date of the loan.  Subject to receipt of all necessary regulatory approvals, KGL may on the maturity date of the loan convert all or any part of such principal amount and all accrued and unpaid interest thereon into common shares of KGL at a price per share equal to the volume weighted average price of KGL's shares on KGL's principal trading market for the 20 trading days immediately before the said maturity date.

Loncor also issued to Arlington Group Asset Management Limited ("Arlington") 1,000,000 common shares of the Company (post-share consolidation) as consideration for the services rendered by Arlington in negotiating and successfully concluding the Kilo Agreement.

2.4 Effect on Financial Position

The effect of the acquisition of Kilo Inc. on the Company's financial position is outlined in the Company's unaudited pro forma consolidated financial statements which are attached to this report.

The Company does not have any plans or proposals for material changes in its business affairs or the affairs of Kilo Inc., which may have a significant effect on financial performance and financial position of the Company.

2.5 Prior Valuations

Not applicable.

2.6 Parties to Transaction

Not applicable.

2.7 Date of Report

December 11, 2019.

Item 3 Financial Statements and Other Information

The following financial statements are attached and included to this report:

3.1 Exhibit A

Unaudited pro forma consolidated statement of financial position of the Company as at June 30, 2019 and unaudited pro forma consolidated statements of loss and comprehensive loss of the Company for the six month period ended June 30, 2019 and the year ended December 31, 2018.

3.2 Exhibit B

Kilo Goldmines Inc.'s unaudited interim consolidated financial statements as at June 30, 2019 and September 30, 2018 and for the nine months ended June 30, 2019 and June 30, 2018.

3,3 Exhibit C

Kilo Goldmines Inc.'s audited consolidated financial statements as at and for the years ended September 30, 2018 and September 30, 2017, together with the auditor's report thereon.

EXHIBIT A.

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF

LONCOR RESOURCES INC.

As at June 30, 2019

(unaudited)

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Loncor Resources Inc.

PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(Unaudited)

As at June 30, 2019
(Expressed in U.S. dollars)

		As at June 30, 2019		Pro Forma
	Notes	Loncor Resources Inc.	Kilo Inc.	Adjustments	Consolidated

		$	$	$	$

Assets
Current Assets
Cash and cash equivalents		322,061	-	(99,333)	222,728
Prepaid expenses and deposits		2,822	-		2,822
Advances receivable		-	39,014		39,014
Total Current Assets		324,883	39,014	(99,333)	264,564

Non-Current Assets
Property, plant and equipment		660,543	303,096		963,639
Exploration and evaluation assets		28,379,549	-	(523,293)	27,856,256
Reclamation bonds		-	70,646		70,646
Intangible assets		1	-		1

Total Non-Current Assets		29,040,093	373,742	(523,293)	28,890,542

Total Assets		29,364,976	412,756	(622,626)	29,155,106

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable		305,600	302,269		607,869
Accrued liabilities		19,894	-		19,894
Due to related parties		289,044	49,478,845	(49,478,845)	289,044
Employee retention allowance		179,159	-		179,159
Lease obligation - current portion		190,768	-		190,768
Loan		44,940	-		44,940
Current Liabilities		1,029,405	49,781,113	(49,478,845)	1,331,674

Common share purchase warrants		2,579	-		2,579
Lease obligation - long-term portion		492,855	-		492,855
Total Liabilities		1,524,839	49,781,113	(49,478,845)	1,827,108

Shareholders' Equity
Share capital		79,376,206	10,376,261	(10,376,261)	79,376,206
Reserves		8,230,152	72,432	(72,432)	8,230,152
Deficit		(59,766,221)	(59,817,050)	59,304,912	(60,278,359)
Total Shareholders' Equity		27,840,137	(49,368,357)	48,856,219	27,327,999
Total Liabilities and Shareholders' Equity		29,364,976	412,756	(622,626)	29,155,107

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Loncor Resources Inc.

PRO FORMA CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Unaudited)

For the six months ended June 30, 2019
(Expressed in U.S. dollars)

		For the Six Months Ended June 30, 2019		Pro Forma

	Notes	Loncor Resources	Kilo Inc.	Adjustments	Consolidated
		Inc.

		$	$	$	$
Expenses
Consulting, management and professional fees		74,623	79,789	-	154,412
Exploration and evaluation expenses	3(c)	-	512,138	(512,138)	-
Employee benefits		172,554	-	-	172,554
Office and sundry		39,158	429	-	39,587
Share-based payments		8,974	-	-	8,974
Travel and promotion		69,029	116	-	69,145
Depreciation and amortization		98,400	11,188	-	109,588
Interest and bank expenses		4,193	-	-	4,193
Interest on lease obligations		18,434	-	-	18,434
Loss on derivative instruments		1,040	-	-	1,040
Foreign exchange loss/(gain)		11,624	(2,403)	-	9,221
Loss before other items		(498,029)	(601,257)	(512,138)	(587,148)
Interest and other income		46,960	-	-	46,960
Loss for the period		(451,069)	(601,257)	(512,138)	(540,188)
Other comprehensive Income (loss) for the period
Foreign currency translation		-	(12,430)	-	(12,430)

Total comprehensive loss for the period		(451,069)	(613,687)	(512,138)	(552,617)

Loss per share, basic and diluted		(0.00)	N/A	-	(0.01)

Weighted average number of shares - basic		93,694,866	-	-	93,694,866
Weighted average number of shares - diluted		N/A	N/A	N/A	N/A

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Loncor Resources Inc.

PRO FORMA CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Unaudited)

For the year ended December 31, 2018
(Expressed in U.S. dollars)

		For the Year Ended December 31, 2018		Pro Forma

	Notes	Loncor Resources	Kilo Inc.	Adjustments	Consolidated
		Inc.
		$	$	$	$
Expenses
Consulting, management and professional fees		194,662	211,906	-	406,568
Exploration and evaluation expenses	3(c)	-	1,126,676	(1,126,676)	-
Employee benefits		172,597	-	-	172,597
Office and sundry		205,386	38,926	-	244,312
Share-based payments		1,676	-	-	1,676
Travel and promotion		167,681	36,772	-	204,453
Depreciation and amortization		4,002	23,038	-	27,040
Interest and bank expenses		5,252	-	-	5,252
Gain on derivative instruments		(65,907)	-	-	(65,907)
Gain on disposal of assets		-	(942)	-	(942)
Foreign exchange gain		(11,469)	(40,559)	-	(52,028)
Loss before other items		(673,880)	(1,395,817)	(1,126,676)	(943,021)
Interest and other income		9,118	-	-	9,118

Loss for the year		(664,762)	(1,395,817)	(1,126,676)	(933,903)
Other comprehensive income for the year
Foreign currency translation		-	25,204	-	25,204
Total comprehensive loss for the year		(664,762)	(1,370,614)	(1,126,676)	(908,700)

Loss per share, basic and diluted		(0.01)	N/A	N/A	(0.01)

Weighted average number of shares - basic		86,498,291	-	-	86,498,291
Weighted average number of shares - diluted		N/A	N/A	N/A	N/A

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Loncor Resources Inc.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

As at June 30, 2019
(Expressed in U.S. dollars)

1. BASIS OF PREPARATION

The unaudited pro forma consolidated financial statements have been prepared by management of Loncor Resources Inc. (the “Company” or “Loncor”), in connection with the acquisition by the Company of Kilo Goldmines Inc. (“Kilo Inc.”) (see Note 2 – The Transaction). The unaudited pro forma consolidated financial statements have been prepared for illustrative purposes only and give effect to the transaction pursuant to the assumptions described in the Notes to these pro forma consolidated financial statements.

The unaudited pro forma consolidated statement of financial position and the unaudited pro forma consolidated statements of loss and comprehensive loss as at and for the six month period ended June 30, 2019 gives effect to the transaction as if it had occurred as of June 30, 2019. The unaudited pro forma consolidated statements of loss and comprehensive loss for the twelve month period ended December 31, 2018 give effect to the transaction as if it was completed on January 1, 2018.

The pro forma consolidated financial statements are based on preliminary estimates and assumptopns and are necessarily indicative of the operating results or financial conditions that would have been achieved if the transaction had been completed on the dates or for the periods presented. The pro forma consolidated financial statements do not reflect any special items such as cost savings expected or operating synergies that may be realized as a result of the acquisition.

The pro forma adjustments and allocations of the purchase price are based in part on estimates of the fair value of assets acquired and liabilities to be assumed. The final purchase price allocation will be completed after asset and liability valuations are finalized as of the date of the completion of the acquisition. Any final adjustments may change the allocation of purchase price which could affect the fair value assigned to the assets and liabilities in these unaudited pro forma consolidated financial statements.

These pro forma consolidated financial statement have been compiled from, and include:

(a) pro forma consolidated statement of financial position combining:

(i) the unaudited condensed consolidated statement of financial position of Loncor as at June 30, 2019; and

(ii) the unaudited condensed consolidated statement of financial position of Kilo Inc. as at June 30, 2019;

(b) pro forma consolidated statements of loss and comprehensive loss for the six months ended June 30, 2019 combining:

 (i) the unaudited interim condensed consolidated statements of loss and comprehensive loss of Loncor for the six months ended June 30, 2019; and

(ii) the unaudited interim consolidated statements of loss and comprehensive loss of Kilo Inc. for the six month period ended June 30, 2019 (see note 6);

(c) pro forma consolidated statements of loss and comprehensive loss for the twelve months ended December 31, 2018 combining:

(i) the audited consolidated statements of loss and comprehensive loss of Loncor for the twelve months ended December 31, 2018; and

(ii) the unaudited interim consolidated statements of loss and comprehensive loss of Kilo Inc. for the twelve month period ended December 31, 2018 which is derived from the unaudited interim consolidated statements of loss and comprehensive loss of Kilo Inc. for the three months ended December 31, 2018, the audited consolidated statements of loss and comprensive loss of Kilo Inc. for the year ended September 30, 2018 and the unaudited interim consolidated statements of loss and comprehensive of Kilo Inc. for the three months ended December 31, 2017 (see note 6).

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Loncor Resources Inc.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

As at June 30, 2019
(Expressed in U.S. dollars)

These unaudited pro forma consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Loncor for the year ended December 31, 2018 and the audited consolidated financial statements of Kilo Inc. for the year ended September 30, 2018, as well as the unaudited condensed consolidated interim financial statements of Loncor for the six months ended June 30, 2019.

The accounting policies used in preparing the pro forma consolidated financial statements are in accordance with International Financial Reporting Standards (“IFRS”) and are set out in Loncor’s unaudited condensed consolidated interim financial statements for the six months ended June 30, 2019 and Loncor’s audited consolidated financial statements for the year ended December 31, 2018.

In preparing the unaudited pro forma consolidated financial statements, a review was undertaken by management to identify accounting policy differences between Loncor and Kilo Inc. which could have a material impact. No significant differences apart from those relating to the policies on exploration and evaluation expenditures and as noted and adjusted for on the unaudited pro forma consolidated financial statements have been identified at this time.

2. THE TRANSACTION

On September 27, 2019, the Company closed certain transactions provided for by an agreement (the “Agreement”) entered into by the Company with Resolute (Treasury) Pty Ltd (“Resolute”), Kilo Goldmines Ltd. (“KGL”) and Kilo Goldmines Inc. (“Kilo Inc.”, and together with KGL, “Kilo”), and which resulted in the Company acquiring Kilo Inc. Pursuant to the Agreement, (a) Resolute assigned to the Company, for nominal consideration, all of Resolute’s rights under a secured cash advance facility (the “Facility”) which Resolute had made available to Kilo (including Resolute’s rights under the security provided by Kilo in respect of the Facility (the “Security”)), (b) Kilo consented to the said assignment of the Facility (including the Security) from Resolute to the Company, and (c) following implementation of the said assignment, the Company exercised its rights under the Security (the “Security Enforcement”) as a secured creditor to realize on all of the outstanding shares of Kilo Inc., in full satisfaction of all amounts owing under the Facility (prior to the Security Enforcement, Kilo Inc. was a wholly-owned subsidiary of KGL). In the Agreement, Kilo agreed to cooperate with and assist the Company in the Security Enforcement and for such cooperation and assistance, the Company paid Cdn$130,000 ($99,333) to KGL.

Upon the Company completing the Security Enforcement, Kilo Inc. became a wholly-owned subsidiary of the Company, such that the Company now holds, through Kilo Inc., Kilo Inc.’s mineral projects in the Democratic Republic of the Congo (the “Congo”) (these mineral projects consist of a 71.25% interest in the KGL-Somituri properties and a 49% interest in the KGL-Isiro properties, which are all located in the Ngayu gold belt in northeastern Congo).

3. PRO FORMA ADJUSTMENTS

(a) The acquisition of Kilo Inc. has been recorded as a business combination under IFRS 3 Business Combinations with Loncor as the acquiror of Kilo Inc.’s identified assets and liabilities.

The allocation of the purchase price has been based upon management’s preliminary estimates and certain assumptions with respect to the fair values associated with the assets acquired and the liabilities assumed. The Company has not yet determined the fair value of all the identifiable assets and liabilities acquired, or the amount of the purchase price that may be allocated to mineral properties. The allocation of the purchase price to the assets and liabilities acquired as presented in the pro forma consolidated financial statements is preliminary and subject to change. The actual fair values of the assets and liabilities will be determined and may differ materially from the amounts disclosed below in the assumed pro forma purchase price allocation because of changes in fair values of the assets and liabilities to the date of the transaction, and as further analysis is completed.

Loncor will complete a full and detailed valuation of the fair value of the net assets of Kilo Inc. acquired. Additionally, the consideration given by Loncor will be valued at the date of closing of the transaction and therefore the final consideration may be significantly different from that used in this pro forma information. Therefore, it is likely that the purchase price and fair values of assets and liabilities acquired will vary from those shown below and the differences may be material.

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Loncor Resources Inc.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

As at June 30, 2019
(Expressed in U.S. dollars)

The total consideration for the business combination has been allocated to the estimated fair values on the date of acquisition as follows:

Total consideration:
Cash consideration	$99,333
Purchase Price	$99,333
Fair value of assets and liabilities:
Advances receivable	$39,014
Property, plant and equipment	$291,942
Reclamation bond	$70,646
Accounts payable and accrued liabilities	$(302,269)
Fair value of net assets acquired	$99,333

(b) The pro forma adjustments also eliminate the historical equity accounts of Kilo Inc.

(c) Loncor capitalizes exploration and evaluation costs per its established accounting policies. Adjustments have been recorded to the pro forma consolidated statements of operations for the six months ended June 30, 2019 and for the year ended December 31, 2018 to reflect the capitalization of Kilo Inc.’s exploration and evaluation costs.

4. PRO FORMA LOSS PER SHARE

The Company did not issue any common shares as part of its purchase consideration for Kilo Inc. The weighted average number of common shares outstanding as at June 30, 2019 was 93,694,866 (December 31, 2018 – 86,498,291). Common share options and warrants outstanding have been excluded from these amounts as their impact would be anti-dilutive.

5. FOREIGN CURRENCY TRANSLATION

The presentation currency of the original Kilo Inc. financial statements is the Canadian dollar (“CA$”). For the purpose of the presentation of these pro forma financial statements of Loncor, the Kilo Inc. unaudited condensed consolidated financial statements have been converted into United States dollars (“US$) at the following rates:

• Consolidated statement of financial position amounts have been converted at the June 30, 2019 exchange rate of Cdn$ 1.00 = US$ 0.7641;

• Consolidated statements of comprehensive loss amounts have been converted at the average rate for the six month period ended June 30, 2019 of Cdn$ 1.00 = US$ 0.7499;

• Consolidated statements of comprehensive loss amounts have been converted at the average rate for the twelve month period ended December 31, 2018 of Cdn$ 1.00 = US$ 0.7721.

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Loncor Resources Inc.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

As at June 30, 2019
(Expressed in U.S. dollars)

6. CONSTRUCTED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AND LOSS AND COMPREHENSIVE LOSS

(a) To present the unaudited pro forma consolidated statement of financial position as at June 30, 2019, management has used Kilo Inc.’s CA$ unaudited interim condensed consolidated statement of financial position as at June 30, 2019, as follows:

	Kilo Inc. as at June 30, 2019
	CA$	US$ @ 0.7641

Assets
Current Assets
Cash and cash equivalents	-	-
Advances receivable	51,059	39,014
Total Current Assets	51,059	39,014

Non-Current Assets
Property, plant and equipment	396,671	303,096
Reclamation Bonds	92,456	70,646
Total Non-Current Assets	489,127	373,742

Total Assets	540,186	412,756

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable	395,588	302,269
Due to related parties	64,754,410	49,478,845
Current Liabilities	65,149,998	49,781,113

Total Liabilities	65,149,998	49,781,113

Shareholders' Equity
Share capital	13,579,716	10,376,261
Reserves	94,794	72,432
Deficit	(78,284,322)	(59,817,050)
Total Shareholders' Equity	(64,609,812)	(49,368,357)
Total Liabilities and Shareholders' Equity	540,186	412,756

(b) To present the unaudited pro forma consolidated statements of loss and comprehensive loss for the six months ended June 30, 2019, management has used Kilo Inc.’s CA$ unaudited interim condensed consolidated statements of loss and comprehensive loss for the nine month period ended June 30, 2019 and deducted the activities for the three month period ended December 31, 2018 as follows:

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Loncor Resources Inc.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

As at June 30, 2019
(Expressed in U.S. dollars)

	Kilo Inc.
	Nine months ended June 30, 2019 (i)	Three months ended December 31, 2018 (ii)	Pro forma for the six months ended June 30, 2019 (i) - (ii)	Pro forma for the six months ended June 30, 2019

	CA$	CA$	CA$	US$ @ 0.7499
Expenses
Consulting, management and professional fees	159,963	53,563	106,400	79,789
Exploration and evaluation expenses	879,234	196,292	682,942	512,138
Office and sundry	7,637	7,065	571	429
Travel and promotion	16,651	16,497	154	116
Depreciation and amortization	22,379	7,460	14,919	11,188
Foreign exchange gain	(17,596)	(14,392)	(3,204)	(2,403)
Loss for the period	1,068,267	266,484	801,783	601,257
Other comprehensive Income (loss) for the period
Foreign currency translation adjustment	6,733	23,308	(16,575)	(12,430)
Total comprehensive loss for the period	1,061,534	243,176	818,358	613,687

(c) To present the unaudited pro forma consolidated statements of loss and comprehensive loss for the twelve months ended December 31, 2018, management has used Kilo Inc.’s audited CA$ consolidated statements of loss and comprehensive loss for the year ended September 30, 2018, added the activities for the three month period ended December 31, 2018 and deducted the activities for the three month period ended December 31, 2017 as follows:

	Kilo Inc.
	Year ended September 31, 2018 (i)	Three months ended December 31, 2018 (ii)	Three months ended December 31, 2017 (iii)	Pro forma for the year ended December 31, 2018 (i)+(ii)-(iii)	Pro forma for the year ended December 31, 2018

	CA$	CA$	CA$	CA$	US$ @ 0.7721
Expenses
Consulting, management and professional fees	273,704	53,563	52,813	274,454	211,906
Exploration and evaluation expenses	1,604,185	196,292	341,241	1,459,236	1,126,676
Office and sundry	61,153	7,065	17,803	50,416	38,926
Travel and promotion	31,129	16,497	-	47,626	36,772
Depreciation and amortization	29,838	7,460	7,460	29,838	23,038
Gain on disposal of assets	(1,220)	-	-	(1,220)	(942)
Foreign exchange gain	(64,677)	(14,392)	(26,538)	(52,531)	(40,559)
Loss for the year	1,934,113	266,484	392,778	1,807,819	1,395,817
Other comprehensive loss for the year
Foreign currency translation adjustment	19,674	23,308	10,339	32,643	25,204
Total comprehensive loss for the year	1,914,439	243,176	382,439	1,775,176	1,370,614

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EXHIBIT B.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF KILO GOLDMINES INC. AS AT JUNE 30, 2019 AND SEPTEMBER 30, 2018 AND FOR THE NINE MONTHS ENDED JUNE 30, 2019 AND JUNE 30, 2018.

Interim Condensed Consolidated Financial Statements

Kilo Goldmines Inc.

June 30, 2019
(Expressed in Canadian Dollars)
(Unaudited)

NOTICE TO READER

These interim condensed consolidated financial statements of Kilo Goldmines Inc. as at June 30, 2019 and September 30, 2018 and for the nine months ended June 30, 2019 and June 30, 2018 have been prepared by management of Kilo Goldmines Inc. The auditors of Kilo Goldmines Inc. have not audited or reviewed these interim condensed consolidated financial statements.

Kilo Goldmines Inc.

Interim Condensed Consolidated Statements of Financial Position

(Unaudited and expressed in Canadian dollars)

	As at
	June 30,	September 30,
	2019	2018
	$	$

Assets
Current Assets
Cash	-	65,295
Receivables	51,059	32,922
	51,059	98,217
Non-Current Assets
Property, plant and equipment (note 4)	396,671	412,316
Reclamation bonds (note 6)	92,456	91,072
	540,186	601,605

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	395,588	20,249
	395,588	20,249
Non-current Liabilities
Related parties (note 8)	64,754,410	64,130,359

	65,149,998	64,150,608

Shareholders’ Deficiency
Share Capital (note 7)	13,579,716	13,579,716
Cumulative Translation Reserve	94,794	88,061
Deficit	(78,284,322)	(77,216,780)

	(64,609,812)	(63,549,003)

	540,186	601,605

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

Basis of Presentation and Going Concern (Note 2)

Commitments (Note 11)

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Kilo Goldmines Inc.

Interim Condensed Consolidated Statements of Comprehensive Loss

For the nine months ended June 30, 2019 and 2018
(Unaudited and expressed in Canadian Dollars)

	Nine months ended
	June 30,	June 30,
	2019	2018

Expenses
Corporate and administrative expenses	$184,251	$272,175
Exploration and evaluation (note 5)	879,234	1,388,964
Amortization (note 4)	22,378	22,379
(Gain) Loss on foreign exchange	(18,321)	(69,633)

Loss for the period	(1,067,542)	(1,613,885)

Other Comprehensive Income (Loss) for the period
Item that may be reclassified to profit or loss:
Currency Translation Adjustment	6,733	(23,421)

Total Comprehensive Loss for the period	$(1,060,809)	$(1,637,306)

Loss per Share - basic and diluted	$(1,060,809)	$(1,637,306)

Weighted Average Number of Common Shares Outstanding - basic and diluted	1	1

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

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Kilo Goldmines Inc.

Interim Condensed Consolidated Statements of Changes in Equity

For the Nine Months Ended June 30, 2019 and 2018
(Unaudited and expressed in Canadian dollars)

		Note 7	Cumulative
		Common Shares	Translation	Accumulated
	Shares	Amount	Reserve	Deficit	Total

Balance - October 1, 2018	1	$13,579,716	$88,061	$(77,216,780)	$(63,549,003)
Foreign currency translation adjustment	-	-	6,733		6,733
Net loss for the period	-	-	-	(1,067,542)	(1,067,542)
Balance - June 30, 2019	1	$13,579,716	$94,794	$(78,284,322)	$(64,609,812)

		Note 7	Cumulative
		Common Shares	Translation	Accumulated
	Shares	Amount	Reserve	Deficit	Total

Balance - October 1, 2017	1	$13,579,716	$68,387	$(75,282,667)	$(61,634,564)
Foreign currency translation adjustment	-	-	23,421	-	23,421
Net loss for the period	-	-		(1,613,885)	(1,613,885)
Balance - June 30, 2018	1	$13,579,716	$91,808	$(76,896,552)	$(63,225,028)

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

5

Kilo Goldmines Inc.
Interim Condensed Consolidated Statements of Cash Flows
For the Nine Months Ended June 30, 2019 and 2018
(Unaudited and expressed in Canadian Doll

	Nine months ended
	June 30,	June 30,
	2019	2018

Cash Flows from Operating Activities

Net loss for the period	$(1,067,542)	$(1,613,885)
Items not affecting cash:
Amortization	22,378	22,379
	(1,045,164)	(1,591,506)
Net changes in non-cash working capital:
Receivables	(18,137)	(16,686)
Accounts payable and accrued liabilities	375,339	(309,581)
	(687,961)	(1,917,773)
Cash Flows from Financing Activities
Advances due to related party	624,051	-

Cash Flows from Investing Activities
Equipment	-	22,111
Reclamation bonds	(1,384)	14,286

Change in Cash	(65,295)	(1,881,376)

Cash and Cash Equivalents - Beginning of the period	65,295	1,946,671
Cash and Cash Equivalents - End of the period	$-	$65,295

The accompanying notes form an integral part of these unaudited interim condensed consolidated financial statements.

6

Kilo Goldmines Inc.

Notes to the Interim Condensed Consolidated Financial Statements
For the Nine Months Ended June 30, 2019

(Expressed in Canadian dollars, unless otherwise noted – Unaudited)

1. Nature of Operations

Kilo Goldmines Inc. (the “Company” or “KGI” or “Kilo”) is a company incorporated pursuant to the provisions of the Business Corporations Act (Ontario). Up to September 2019, the Company was wholly owned by Kilo Goldmines Ltd. and was then acquired by Loncor Resources Inc.

The registered address, principal address and records office of the Company is located at 141 Adelaide Street West, Suite 1200, Toronto, Ontario.

The Company is in the process of exploring its mineral resource properties located principally in the Democratic Republic of Congo (the "DRC"). To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The Company's continued existence is dependent upon the preservation of its interests in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise additional financing, if necessary, or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. The Company's resource properties which are located outside of North America are subject to the risk of foreign investment, foreign political influence, including increases in taxes and royalties, renegotiation of contracts, expropriation and currency exchange fluctuations and restrictions.

2. Basis of Presentation and Going Concern

These unaudited interim condensed consolidated financial statements (the “Financial Statements”) include the accounts of the Company, its wholly owned subsidiary Kilo Isiro Atlantic Ltd., the 71.25% owned subsidiary KGL Somituri SARL, and its 49% equity interest in Isiro (Jersey) Limited and KGL Isiro SARL. All intercompany accounts and transactions have been eliminated.

a) Statement of Compliance

These Financial Statements as at and for the nine month period ended June 30, 2019 have been prepared in accordance with International Accounting Standard (“IAS”) 34 ‘Interim Financial Reporting’ (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The disclosure contained in these Financial Statements does not include all the requirements in IAS 1 Presentation of Financial Statements (“IAS 1”). Accordingly, these Financial Statements should be read in conjunction with the Company’s consolidated financial statements as at and for the year ended September 30, 2018, which include information necessary to understand the Company’s business and financial statement presentation.

b) Basis of Measurement

These Financial Statements have been prepared on the historical cost basis, except for certain financial assets and liabilities which are presented at fair value. These Financial Statements have also been prepared on an accrual basis, except for cash flow information.

c) Going concern of operations

These Financial Statements have been prepared on a going concern basis, which presumes the realization of assets and discharge of liabilities in the normal course of business. As the Company is in the exploration stage, the recoverability of the costs incurred to date on exploration properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its resource properties and upon future profitable production or proceeds from the disposition of the resource properties. The Company will periodically have to raise funds to continue operations and, although it has been successful thus far in doing so, there is no assurance it will be able to do so in the future. These factors create material uncertainties that cast significant doubt about the Company’s ability to continue as a going concern.

The Company has not generated revenue from operations, and incurred a comprehensive loss of $1,060,809 during the nine months ended June 30, 2019 (nine months ended June 30, 2018: $1,637,306) and as of that date the Company’s accumulated deficit was $78,284,322 (September 30, 2018: $77,216,780). The Company intends to raise further financing through private placements, joint ventures and project financing.

These Financial Statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue operations. Such adjustments could be material.

7

Kilo Goldmines Inc.

Notes to the Interim Condensed Consolidated Financial Statements
For the Nine Months Ended June 30, 2019

(Expressed in Canadian dollars, unless otherwise noted – Unaudited)

2. Basis of presentation and Going Concern (continued)

d) Functional and presentation currency

These Financial Statements are presented in Canadian Dollars. The functional currency of the Company is the Canadian Dollar (“CAD$”). The functional currency of KGL Somituri SARL and Kilo Isiro Atlantic Ltd. is the United States Dollar (“US$”).

3. Summary of Significant Accounting Policies

The accounting policies set out below have been applied consistently by all group entities and to all periods presented in these Financial Statements, unless otherwise indicated.

a) Basis of Consolidation

Subsidiaries

Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as ability to offset these returns through the power to direct the relevant activities of the entity. This control is generally evidenced through owning more than 50% of the voting rights or currently exercisable potential voting rights of a company’s share capital. The financial statements of subsidiaries are included in the Financial Statements from the date that control commences until the date that control ceases. Consolidation accounting is applied for all of the Company’s wholly-owned subsidiaries.

Transactions eliminated on consolidation

Inter-company balances, transactions, and any unrealized income and expenses, are eliminated in preparing the Financial Statements.

b) Use of Estimates and Judgments

The preparation of these Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

c) Newly Applied Accounting Standards

The Company has adopted IFRS 16 — Leases (‘‘IFRS 16’’) with the date of initial application of January 1, 2019 using the modified retrospective approach. The Company has does not plan to early adopt IFRS 16.

The following policy is applicable from January 1, 2019. In the comparative period, leases were accounted for in accordance with the accounting policy for leases disclosed in the Company’s September 30, 2018 audited annual consolidated financial statements.

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company assesses whether:

• the contract involves the use of an explicitly or implicitly identified asset;

• the Company has the right to obtain substantially all of the economic benefits from the use of the asset throughout the contract term;

• the Company has the right to direct the use of the asset.

The Company recognizes a right-of-use asset and a lease liability at the commencement date of the lease (i.e. the date the underlying asset is available for use).

Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the initial amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received.

8

Kilo Goldmines Inc.

Notes to the Interim Condensed Consolidated Financial Statements
For the Nine Months Ended June 30, 2019

(Expressed in Canadian dollars, unless otherwise noted – Unaudited)

3. Summary of Significant Accounting Policies (continued)

Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the right-of-use assets are depreciated on a straight-line basis over the shorter of the estimated useful life and the lease term. Right- of-use assets are subject to impairment.

At the commencement date of the lease, the Company recognizes a lease liability measured at the present value of lease payments to be made over the lease term, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate.

After the commencement date, the amount of the lease liability is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of the lease liability is remeasured if there is a modification, a change in the lease term, a change in the fixed lease payments or a change in the assessment to purchase the underlying asset.

The Company presents right-of-use assets in the property, plant and equipment line item on the interim condensed consolidated statements of financial position and the lease liability in the lease obligation line item on the interim condensed consolidated statements of financial position.

Short-term leases and leases of low value assets

The Company has elected not to recognize right-of-use assets and lease liabilities for leases that have a lease term of 12 months or less and do not contain a purchase option or for leases related to low value assets. Lease payments on short- term leases and leases of low value assets are recognized as an expense in the interim condensed consolidated statements of loss and comprehensive loss.

9

Kilo Goldmines Inc.

Notes to the Interim Condensed Consolidated Financial Statements
For the Nine Months Ended June 30, 2019

(Expressed in Canadian dollars, unless otherwise noted – Unaudited)

4. Property, Plant and Equipment

				Furniture
				and		Computer
As at June 30, 2019	Land	Buildings	Vehicles	Fixtures	Equipment	Equipment	Total

Cost
Balance, October 1, 2018	$157,001	$375,300	$567,569	$-	$466,265	$-	$1,566,135
Effects of Movements in Exchange
Rates	1,527	6,770	-	-	7,668	-	15,965

Balance, June 30, 2019	158,528	382,070	567,569	-	473,933	-	1,582,100

Accumulated amortization
Balance, October 1, 2018	-	(136,087)	(567,569)	-	(450,163)	-	(1,153,819)
Depreciation	-	(8,953)	-	-	(13,425)	-	(22,378)
Effects of Movements in Exchange
Rates	-	(2,156)	-	-	(7,076)	-	(9,232)

Balance, June 30, 2019	-	(147,196)	(567,569)	-	(470,664)	-	(1,185,429)

Net carrying amount as at June 30, 2019	158,528	234,874	-	-	3,269	-	396,671

				Furniture
				and		Computer
As at September 30, 2018	Land	Buildings	Vehicles	Fixtures	Equipment	Equipment	Total

Cost
Balance, October 1, 2017	$165,063	$362,797	$958,329	$23,746	$452,105	$27,151	$1,989,191
Additions	-	-	-	-	-	-	-
Disposals	(10,882)	-	(331,495)	(23,746)	-	(27,151)	(393,274)
Effects of Movements in Exchange
Rates	2,820	12,503	(59,265)	-	14,160	-	(29,782)

Balance, September 30, 2018	157,001	375,300	567,569	-	466,265	-	1,566,135

Accumulated amortization
Balance, October 1, 2017	-	(120,168)	(965,567)	(23,746)	(419,195)	(27,151)	(1,555,827)
Disposals	-	-	331,495	23,746	-	27,151	382,392
Depreciation	-	(11,938)	-	-	(17,900)	-	(29,838)
Effects of Movements in Exchange
Rates	-	(3,981)	66,503	-	(13,068)	-	49,454
Balance, September 30, 2018	-	(136,087)	(567,569)	-	(450,163)	-	(1,153,819)

Net carrying amount as at September 30, 2018	157,001	239,213	-	-	16,102	-	412,316

10

Kilo Goldmines Inc.

Notes to the Interim Condensed Consolidated Financial Statements
For the Nine Months Ended June 30, 2019

(Expressed in Canadian dollars, unless otherwise noted – Unaudited)

5. Resource Properties

  Cumulative spending to date:

	October 1,	Net	June 30,
	2018	Additions	2019

KGL-Somituri (a)	$50,273,269	$879,234	$51,152,503

KGL-Isiro (b)	596,492	-	596,492

	$50,869,761	$879,234	$51,748,995

	October 1,	Net	September 30,
	2017	Additions	2018

KGL-Somituri (a)	$48,669,084	$1,604,185	$50,273,269

KGL-Isiro (b)	596,492	-	596,492

	$49,265,576	$1,604,185	$50,869,761

Mining activities in the DRC are governed by the Mining Code 2002 and the Mining Regulations of the DRC's Ministry of Mines. The Law N°18/001 introduced as of March 9, 2018 to the Mining Code 2002 provides three types of licenses or permits that may be granted by the Minister of Mines. A Prospecting Certificate allows the holder to prospect plots of land as specified by the Prospecting Certificate for a period of two years but does not indicate a mineral or mining right.

Exploration Licenses entitle the holder to the exclusive right to carry out exploration activity for mineral substances on a specified plot of land. This exclusive right is indicated by a mining title called "Exploration Certificate" or "Research Permit" which is valid for five years and is renewable for two additional five-year periods.

Once the holder of an Exploration License can prove the existence of an economically exploitable deposit to the Ministry of Mines, the holder can convert the Exploration License to an Exploitation License. This Exploitation License is evidenced by a mining title called an "Exploitation Certificate" or "Exploitation Permit", and entitles the holder to the exclusive right to carry out exploitation, construction and exploration of mineral substances on the licensed areas for a period of thirty years (amended prospectively to twenty five years under Law N°18/001), renewable several times for periods of fifteen years.

a) KGL-Somituri

The Company’s interest in the KGL-Somituri SARL properties was acquired through an option agreement for twenty Research Permits previously held by Somituri SPRL. The Research Permits were subsequently converted into eight Exploitation Permits and registered in the name of KGL-Somituri SARL, an entity in the DRC in which the Company holds a 71.25% interest and the Somituri partners hold 23.75%. In accordance with DRC legislation, the DRC government holds the balance, a 5% free carried interest. The Company has entered into an agreement to acquire a further 5.04% interest on KGL Somituri SARL for an amount of USD$140,112 which will be paid on transfer of the shares.

On April 29, 2010, the Company signed a new Partnership Agreement (the “Partnership Agreement"), as well as an Assignment Agreement providing for the transfer of the eight Exploitation Permits to KGL-Somituri SARL.

11

Kilo Goldmines Inc.

Notes to the Interim Condensed Consolidated Financial Statements
For the Nine Months Ended June 30, 2019

(Expressed in Canadian dollars, unless otherwise noted – Unaudited)

5. Resource Properties (continued)

a) KGL-Somituri (continued)

The rights to Somituri (the “West Kilo Project”) were acquired from Moto Goldmines Limited ("Moto") pursuant to an agreement dated November 15, 2006. Moto has the right, exercisable at its option when a bankable feasibility study is concluded, (if at that stage the measured resources exceed two million ounces) to acquire a 10% equity interest in the West Kilo Project for consideration of USD$5,000,000.

Under the Partnership Agreement, the Company agreed to finance all activities of KGL-Somituri, until the filing of a bankable feasibility study, by way of loans which bear interest at the rate of 5%. Within thirty days of the receipt of a bankable feasibility study, the minority partners may collectively elect to exchange their equity participation for either a 2% net smelter royalty, or a 1% net smelter royalty plus an amount equal to 2 Euros per ounce of proven mineral reserves.

During the year ended September 30, 2014 the Company determined to relinquish permits PE 9693 and PE9694. As of June 30, 2019 and September 30, 2018, the Company holds six mining licenses which expire in 2039.

b) KGL-Isiro

The Company owns 100% of the common shares and 88.5% of the preferred shares of Kilo Isiro Atlantic Ltd. Kilo Isiro Atlantic Ltd. owns 49% of the shares of Isiro (Jersey) Limited, which in turn owns 100% of the shares in KGL Isiro SARL (a company based in the DRC).

As of June 30, 2019 and September 30, 2018, KGL Isiro SARLs owns eleven (2017 – twelve) mineral exploration permits. These permits had expiry dates in February, 2017. These permits were put under force majeure with effect from February 14, 2014 pending resolution of the court action involving these properties which is described below, and their expiry is extended by the period of force majeure. Although the matter is still before the Supreme Court, the Cadestre Minier (“CAMI”), suspended force majeure with effect from April 3, 2018 following the ruling of the Appeal Court. Suspension of force majeure has not yet been confirmed by ministerial decree. The operations of these property interests are governed by an agreement with Suez Holdings Ltd.

On December 7, 2014, Kilo Goldmines Inc., Kilo Isiro Atlantic Ltd. and Suez Holdings Ltd. (“Suez”) entered into an agreement (the “Agreement”) relating to the operations of Kilo Isiro Atlantic Ltd. The Agreement provides that the potential benefit of the iron ore interests relating to the permits is shared proportionate to the holdings of the preferred shares. The Agreement further governs the beneficial interest in gold mineralization and provides for an apportionment of that interest to Suez and also for a phased buy-out of Suez’s initial 25% interest by Kilo Goldmines Inc. As of June 30, 2019 and September 30, 2018, the Company has a beneficial interest of 78.5% of the gold operations. In 2016, Kilo Goldmines Ltd. issued 10,600 shares followed by payments totaling USD$70,000, leaving a payment of USD$30,000 due November 24, 2015 which will be settled upon satisfactory conclusion of the Isiro court action and which, when paid, will complete the acquisition of an 82.25% beneficial interest. The Company may make further cash payments of up to USD$490,000 to complete the buy-out of the remainder of the 25% gold interest initially held by Suez. Should the Company not acquire the residual gold interests, Suez has the ability to convert their remaining interest into a royalty.

The Agreement requires the Company to finance all activities of KGL Isiro SARL by way of loans which bear interest at the rate of 5%. The loans are repayable by KGL Isiro SARL from revenues it generates to the extent of 75% of available funds, with the remaining 25% to be distributed to the equity holders. As of Jun e 30, 2019 and September 30, 2018, interest income related to these loans has not been recorded as the properties' ability to generate revenue in the future is still being evaluated by the Company.

Pursuant to a Joint Venture Agreement, amended July 9, 2013, with Randgold Resources Limited (“Randgold”)(now Barrick Gold Corporation), Randgold agrees to fund a phased exploration program on the permits held in KGL Isiro SARL. The Phase One Exploration Program shall be completed within 36 months of the effective date of the Joint Venture Agreement and t h e Phase Two Exploration Agreement within 60 months of the effective date of the Joint Venture Agreement, leading to a pre-feasibility study. In March 2015 the performance timelines were suspended pending resolution of a legal challenge to ownership of the property titles that had been initiated in February 2014. In 2016 the DRC Commercial Court dismissed the plaintiff’s claim. On appeal, the ruling of the Commercial Court was upheld by the Appeal Court. The plaintiff then approached the Supreme Court to challenge the Appeal Court’s application of procedural law. The outcome of the Supreme Court’s ruling is not yet determinable, however the Company regards this claim as opportunistic and of a vexatious nature. The Joint Venture Agreement allows for withdrawal of Randgold subject to various termination criteria, and Randgold has terminated its interest in all but three permits, with permits PE 2226, PE 2227 and PE2230 remaining within the terms of the Joint Venture Agreement. Delivery of a pre-feasibility study entitles Randgold to a 51% interest in Isiro (Jersey) Limited which can be increased to 65% upon delivery of a bankable feasibility study should Kilo not contribute proportionately to the Exploration Program post pre-feasibility study.

12

Kilo Goldmines Inc.

Notes to the Interim Condensed Consolidated Financial Statements
For the Nine Months Ended June 30, 2019

(Expressed in Canadian dollars, unless otherwise noted – Unaudited)

As a result of prior agreements, KGL-Isiro SARL is subject to a 0.8% royalty on iron properties for 8 years from the commencement of commercial operations.

6. Reclamation Bonds

Amounts recorded as reclamation bonds represent deposits on possible restoration costs to be incurred in the future to restore the resource properties to a specified state. As of June 30, 2019, the Company has an amount of $92,456 (September 30, 2018 - $91,072) in reclamation bonds pertaining to the KGL Somituri properties. Should the company wish to continue exploration, the company will need to continue to invest annually in reclamation bonds up to a maximum of US$3,380,302 by 2021. Based on the exploration work performed to June 30, 2019 on the resource properties in the DRC, the Company's management estimates that no future obligations for site restoration costs exist as at June 30, 2019.

7. Share Capital

The Company is authorized to issue an unlimited number of common shares.

The holders of common shares are entitled to receive dividends as and when declared by the directors , and are entitled to one vote per share at meetings of the Company. All shares are ranked equally with regards to the Company's residual assets.

There were no changes in common share capital from October 1, 2017 to June 30, 2019.

There was one (1) common share issued and outstanding at September 30, 2018 and June 30, 2019.

8. Related Party Transactions

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation, and are not disclosed in this note.

As at June 30, 2019, an amount of $64,754,410 (September 30, 2018 - $64,130,359) was due to Kilo Goldmines Ltd., the parent company of the Company, representing advances made for the purposes of the exploration and development of the Company’s mineral properties in the DRC and for general corporate purposes.

The amounts due to the related party are unsecured, non-interest bearing and repayable on demand.

9. Financial Instruments and Other Risks

IFRS 7 establishes a fair value hierarchy that reflects the significance of inputs used in making fair value measurements as follows:

Level 1	quoted prices in active markets for identical assets or liabilities;
Level 2	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices) and;
Level 3	inputs for the asset or liability that are not based upon observable market data

Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. As at June 30, 2019, the Company's cash and cash equivalents are categorized as Level 1 measurement.

Fair Values

Except as disclosed elsewhere in these Financial Statements, the carrying amounts for the Company's financial instruments approximate their fair values because of the short-term nature of these items. Reclamation bonds, which are long term, are valued at amortized cost which approximates their fair value.

13

Kilo Goldmines Inc.

Notes to the Interim Condensed Consolidated Financial Statements
For the Nine Months Ended June 30, 2019

(Expressed in Canadian dollars, unless otherwise noted – Unaudited)

9. Financial Instruments and Other Risks (continued)

The Company's risk exposures and the impact on the Company's financial instruments are summarized below:

Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. The Company is not exposed to any significant credit risk as at June 30, 2019. The Company’s cash and cash equivalents and bid bonds are on deposit with highly rated banking groups.

Liquidity risk

Liquidity risk is the risk that an entity will not be able to meet its financial obligations as they come due. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at June 30, 2019, the Company has current assets of $51,059 (September 30, 2018 - $98,217) and current liabilities of $395,588 (September 30, 2018 - $20,249). All of the Company's current financial liabilities and receivables have contractual maturities of less than 120 days and are subject to normal trade terms. The working deficit of the Company is ($344,529) as at June 30, 2019 (working capital at September 30, 2018 - $77,968).

Market risk

Interest rate risk

The Company has cash and cash equivalents balances. The Company's current policy is to invest its excess cash in highly liquid money market investments such as banker’s acceptance notes, treasury bills and guaranteed investment certificates. These short term money market investments are subject to interest rate fluctuations.

Foreign currency risk

The Company's functional currency is primarily the CAD$. The majority of the Company's operating expenses are transacted in CAD$ and the majority of the Company's exploration and evaluation expenses are transacted in US$. As at June 30, 2019, the Company had cash of $nil (September 30, 2018 - $65,295), reclamation bonds of $92,456 (September 30, 2018 - $91,072), accounts receivable of $51,059 (September 30, 2018 - $32,922) and accounts payable and accrued liabilities of $395,588 (September 30, 2018 - $20,249) denominated in US$. The Company also conducts transactions in Congolese Francs (‘CDF’), however the impact of currency fluctuations against the CDF is minimal.

Sensitivity analysis

Based on management's knowledge and experiences of the financial markets, the Company's management believes the following movements are "reasonably possible" over a three month period.

The Company's cash and cash equivalents may be subject to interest rate fluctuations. Sensitivity to a plus or minus 25 basis points change in rates would increase (or decrease) the Company's net loss by $nil (September 30, 2018 - US$1,400) over a three month period.

As at June 30, 2019, cash and cash equivalents include US$nil (September 30, 2018 - US$50,636), reclamation bonds include US$70,626 (September 30, 2018 - US$70,626), and accounts payable and accrued liabilities include US$298,708 (September 30, 2018 - US$16,675).

10.  Capital Disclosures

The Company’s objective when managing capital is to raise sufficient funds to execute its exploration plan. At June 30, 2019, the Company’s capital consists of shareholders’ deficiency in the amount of $64,609,812.

The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed.

The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management team to sustain future development of the business. The Company does not have any externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the nine months ended June 30, 2019.

14

Kilo Goldmines Inc.

Notes to the Interim Condensed Consolidated Financial Statements
For the Nine Months Ended June 30, 2019

(Expressed in Canadian dollars, unless otherwise noted – Unaudited)

11.  Commitments

The Company has entered into an agreement to acquire an additional 5.04% interest in KGL Somituri SARL for the amount of USD$140,112 which will be paid on transfer of shares (Note 5(a)).

12.  Segmental Reporting

The Company is organized into business units based on mineral resource properties and has one reportable operating segment, being that of acquisition and exploration and evaluation activities. All of the Company’s non-current assets relate to the DRC.

13.  Subsequent events

On September 27, 2019 the Company’s parent, Kilo Goldmines Ltd. (“KGL”), completed the previously announced consensual security realization transaction with the Company, Resolute (Treasury) Pty Ltd (“Resolute”) and Loncor Resources Inc. (“Loncor”) involving the assignment by Resolute of a delinquent credit facility made to KGL and the Company and related security to Loncor and the realization by Loncor solely against all shares of the Company in full satisfaction of all amounts owing under the credit facility. As a result of the completion of the transaction, KGL has ceased to own the Company and any interests in mineral properties or other assets in the DRC, including any interest in the Company’s Somituri gold project, and Loncor is the sole shareholder of the Company.

15

EXHIBIT C.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF KILO GOLDMINES INC. AS AT AND FOR THE YEARS ENDED SEPTEMBER 30, 2018 AND 2017.

Consolidated Financial Statements

Kilo Goldmines Inc.

For the Years Ended September 30, 2018 and 2017
(Expressed in Canadian Dollars)

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of Kilo Mines Inc.

Opinion

We have audited the consolidated financial statements of Kilo Mines Inc., (the Company), which comprise the consolidated statement of financial position as at September 30, 2018 and the consolidated statements of and comprehensive loss, changes in equity and cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at September 30, 2018, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty Related to Going Concern

We draw attention to Note 2 in the consolidated financial statements, which describes material uncertainties that cast significant doubt about Kilo Goldmines Inc.'s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

• Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

• Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

• Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

• Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Chartered Professional Accountants

Licensed Public Accountants

December 11, 2019

Toronto, Ontario

Kilo Goldmines Inc.

Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

	As at
	September 30,	September 30,
	2018	2017
		(unaudited)
	$	$
Assets
Current Assets
Cash	65,295	1,946,671
Receivables	32,922	49,958
	98,217	1,996,629
Non-Current Assets
Property, plant and equipment (note 4)	412,316	433,364
Reclamation bonds (note 6)	91,072	78,532
	601,605	2,508,525

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	20,249	12,730
	20,249	12,730
Non-current Liabilities
Related parties (note 9)	64,130,359	64,130,359
	64,150,608	64,143,089
Shareholders’ Deficiency
Share Capital (note 7)	13,579,716	13,579,716
Cumulative Translation Reserve	88,061	68,387
Deficit	(77,216,780)	(75,282,667)
	(63,549,003)	(61,634,564)
	601,605	2,508,525

The accompanying notes form an integral part of these consolidated financial statements.

Commitments (Note 12)

(Signed) Arnold.T. Kondrat,	Director	(Signed) Donat.K. Madilo,	Director

Kilo Goldmines Ltd.

Consolidated Statements of Comprehensive Loss

For the years ended September 30, 2018 and 2017
(Expressed in Canadian Dollars)

	Year Ended
	September 30,	September 30,
	2018	2017
		(unaudited)
Expenses
Corporate and administrative expenses	$364,767	$326,040
Exploration and evaluation (note 5)	1,604,185	5,502,732
Amortization (note 4)	29,838	28,848
(Gain) Loss on foreign exchange	(64,677)	201,885
Loss for the year	(1,934,113)	(6,059,505)
Other Comprehensive Income (Loss) for the year
Item that may be reclassified to profit or
Currency Translation Adjustment	19,674	(23,421)
Total Comprehensive Loss for the year	$(1,914,439)	$(6,082,926)

Loss per Share - basic and diluted	$(1,914,439)	$(6,082,926)

Weighted Average Number of Common Shares
Outstanding - basic and diluted	1	1

The accompanying notes form an integral part of these consolidated financial statements.

Kilo Goldmines Inc.

Consolidated Statements of Changes in Equity

For the Years Ended September 30, 2018 and 2017
(expressed in Canadian dollars)

	Note 7		Cumulative
	Common Shares		Translation	Accumulated
	Shares	Amount	Reserve	Deficit	Total
Balance - October 1, 2017	1	$13,579,716	$68,387	$(75,282,667)	$(61,634,564)
Foreign currency translation adjustment	-	-	19,674		19,674
Net loss	-	-	-	(1,934,113)	(1,934,113)
Balance - September 30, 2018	1	$13,579,716	$88,061	$(77,216,780)	$(63,549,003)

	Note 7		Cumulative
	Common Shares		Translation	Accumulated	Total
	Shares	Amount	Reserve	Deficit	(unaudited)
Balance - October 1, 2016	1	$13,579,716	$91,808	$(69,223,162)	$(55,551,638)
Foreign currency translation adjustment	-	-	(23,421)	-	(23,421)
Net loss	-	-		(6,059,505)	(6,059,505)
Balance - September 30, 2017	1	$13,579,716	$68,387	$(75,282,667)	$(61,634,564)

The accompanying notes form an integral part of these consolidated financial statements.

Kilo Goldmines Ltd.
Consolidated Statements of Cash Flows
For the Years Ended September 30, 2018 and 2017
(Expressed in Canadian Dollars)

	2018	2017
		(unaudited)
Cash Flows from Operating Activities
Net loss for the year	$(1,934,113)	$(6,059,505)
Items not affecting cash:
Amortization	29,838	28,848
Loss on disposal of property	10,882	-
	(1,893,393)	(6,030,657)
Net changes in non-cash working capital:
Receivables	17,036	2,812
Accounts payable and accrued liabilities	7,521	1,826
	(1,868,836)	(6,026,019)
Cash Flows from Financing Activities
Advances due to related party	-	(685,049)
Cash Flows from Investing Activities
Equipment	-	(19,098)
Reclamation bonds	(12,540)	14,286

Change in Cash	(1,881,376)	(6,715,880)
Cash and Cash Equivalents - Beginning of the year	1,946,671	8,662,551
Cash and Cash Equivalents - End of the year	$65,295	$1,946,671

The accompanying notes form an integral part of these consolidated financial statements.

Kilo Goldmines Inc.

Notes to the Consolidated Financial Statements
For the Years Ended September 30, 2018 and 2017
(expressed in Canadian dollars, unless otherwise noted)

1. Nature of Operations

Kilo Goldmines Inc. (the “Company” or “KGI” or “Kilo”) is a company incorporated pursuant to the provisions of the Business Corporations Act (Ontario). Up to September 2019, the Company was wholly owned by Kilo Goldmines Ltd. and was then acquired by Loncor Resources Inc.

The registered address, principal address and records office of the Company is located at 141 Adelaide Street West, Suite 1200, Toronto, Ontario.

The Company is in the process of exploring its mineral resource properties located principally in the Democratic Republic of Congo (the "DRC"). To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The Company's continued existence is dependent upon the preservation of its interests in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise additional financing, if necessary, or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. The Company's resource properties which are located outside of North America are subject to the risk of foreign investment, foreign political influence, including increases in taxes and royalties, renegotiation of contracts, expropriation and currency exchange fluctuations and restrictions.

2. Basis of Presentation and Going Concern

These consolidated financial statements include the accounts of the Company, its wholly owned subsidiary Kilo Isiro Atlantic Ltd., the 71.25% owned subsidiary KGL Somituri SARL, and its 49% equity interest in Isiro (Jersey) Limited and KGL Isiro SARL. All intercompany accounts and transactions have been eliminated.

a) Statement of Compliance

The Company's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Standards Interpretations Committee.

The significant accounting policies (note 3) have been applied consistently to all periods. These policies are based on IFRS effective as of September 30, 2018. The Board of Directors of the Company approved the statements on December 11, 2019.

b) Basis of Measurement

The Company's consolidated financial statements have been prepared on the historical cost basis, except for certain financial instruments that are measured at fair value.

c) Going concern of operations

These consolidated financial statements have been prepared on a going concern basis, which presumes the realization of assets and discharge of liabilities in the normal course of business. As the Company is in the exploration stage, the recoverability of the costs incurred to date on exploration properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its resource properties and upon future profitable production or proceeds from the disposition of the resource properties. The Company will periodically have to raise funds to continue operations and, although it has been successful thus far in doing so, there is no assurance it will be able to do so in the future. These factors create material uncertainties that cast significant doubt about the Company’s ability to continue as a going concern.

The Company has not generated revenue from operations, and incurred a comprehensive loss of $1,914,439 during the year ended September 30, 2018 (2017: $6,082,926) and as of that date the Company’s accumulated deficit was $77,216,780 (2017: $75,282,667). The Company intends to raise further financing through private placements, joint ventures and project financing.

These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue operations. Such adjustments could be material.

Kilo Goldmines Inc.

Notes to the Consolidated Financial Statements
For the Years Ended September 30, 2018 and 2017
(expressed in Canadian dollars, unless otherwise noted)

2. Basis of Presentation and Going Conern (continued)

d) Functional and presentation currency

These consolidated financial statements are presented in Canadian Dollars. The functional currency of the Company is the Canadian Dollar. The functional currency of KGL Somituri SARL and Kilo Isiro Atlantic Ltd. is the United States Dollar.

3. Significant Accounting Policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements unless otherwise indicated.

a) Foreign Currency Transactions

Items included in the financial statements of the Company and its subsidiaries and equity interests are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The Company's consolidated financial statements are presented in Canadian Dollars. Costs of the Company are primarily incurred in Canadian dollars. Costs of KGL Somituri SARL, Isiro (Jersey) Limited, KGL Isiro SARL and Kilo Isiro Atlantic Ltd are primarily incurred in United States Dollars.

At each reporting date the Company translates monetary assets and liabilities at the rate of exchange in effect at the statement of financial position date and non-monetary assets and liabilities at historical exchange rates. Income and expenses are translated at average rates in the month they occur. Gains and losses on translation are recorded in profit and loss.

The Company translates the assets and liabilities of its subsidiaries and equity interest at the rate of exchange in effect at the statement of financial position date. Income and expenses are translated at the rate of exchange prevailing at the date of the transaction. All resulting exchange differences are recognized in other comprehensive income and accumulated in a separate component of shareholders' equity called Cumulative Translation Reserve.

b) Cash and Cash Equivalents

Cash and cash equivalents include bank deposits and highly liquid short-term money market investments such as bankers acceptance notes, treasury bills and guaranteed investment certificates with maturities of 90 days or less.

c) Property, Plant and Equipment

On initial recognition, property, plant and equipment are valued at cost, being the purchase price and directly attributable cost of acquisition or construction required to bring the asset to the location and condition necessary to be capable of operating in the manner intended by the Company, including appropriate borrowing costs and the estimated present value of any future unavoidable costs of dismantling and removing items. The corresponding liability is recognized within provisions.

Property, plant and equipment is subsequently measured at cost less accumulated depreciation, less any accumulated impairment losses, with the exception of land which is not depreciated. Depreciation is provided over the estimated useful lives of the assets on the following basis and rates per annum:

Building	25 years on a straight line basis
Vehicles	5 years on a straight line basis
Furniture and fixtures	5 years on a straight line basis
Equipment	5 years on a straight line basis
Computer equipment	3 years on a straight line basis

The Company conducts an annual assessment of the residual balances, useful lives and depreciation methods being used for property, plant and equipment and any changes arising from the assessment are applied by the Company prospectively.

Kilo Goldmines Inc.

Notes to the Consolidated Financial Statements
For the Years Ended September 30, 2018 and 2017
(expressed in Canadian dollars, unless otherwise noted)

3. Significant Accounting Policies (continued)

Where an item of plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of plant and equipment.

d) Exploration and Evaluation of Mineral Resources

Exploration and evaluation expenditures incurred prior to the establishment of technical feasibility and commercial viability of extracting mineral resources and prior to a decision to proceed with mine development are charged to operations as incurred. Once technical feasibility and commercial viability has been established, related development expenditures are capitalized. These include costs incurred in preparing the site for mining operations. Capitalization ceases when the mine is capable of commercial production, with the exception of development costs that give rise to a future benefit.

e) Impairment of Non-Financial Assets

At the end of each reporting period, the Company reviews the carrying amounts of its assets to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash- generating units for which a reasonable and consistent allocation basis can be identified.

The recoverable amount of an asset is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or a cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash- generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

f) Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on the differences between the carrying amount of assets and liabilities on the statement of financial position and their corresponding tax value, using the substantively enacted tax rates expected to apply when these temporary differences are reversed. Deferred income tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, it is probable that they will be realized. Income tax expense is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity. Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

g) Decommissioning Liabilities

The Company’s exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and are generally becoming more restrictive. The Company has made, and intends to make in the future, expenditures to comply with such laws and regulations or constructive obligations.

Accrued site closure costs are recorded at the time an environmental disturbance occurs, and are measured at the Company’s best estimate of the expected value of future cash flows required to reclaim the disturbance upon site closure, discounted to their net present value. The net present value is determined using a pre-tax discount rate that is specific to the liability. The estimated net present value is re-measured on an annual basis or when changes in circumstances occur and/or new material information becomes available. Increases or decreases to the provision arise due to changes in legal or regulatory requirements, the extent of environmental remediation required and cost estimates. The net present value of the estimated costs of these changes is recorded in the period in which the change is identified and quantifiable.

Kilo Goldmines Inc.

Notes to the Consolidated Financial Statements
For the Years Ended September 30, 2018 and 2017
(expressed in Canadian dollars, unless otherwise noted)

3. Significant Accounting Policies (continued)

Upon initial recognition of site closure costs, there is a corresponding increase to the carrying amounts of related assets and the cost is amortized as an expense on a unit-of-production basis over the life of the related assets. The value of the provision is progressively increased over the life of the operation as the effect of discounting unwinds, such increase is recognized as interest expense.

As at September 30, 2018 and 2017, the Company is not committed to any decommissioning obligations in respect of its mineral resource properties.

h) Other Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

i) Leases

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

j) Other Comprehensive Income (Loss)

Other Comprehensive income (loss) is the change in the Company’s net assets that results from transactions, events and circumstances from sources other than the Company’s shareholders and includes items that are not included in net profit or loss such as foreign currency gains or losses related to translation of the financial statements of foreign operations. The Company’s comprehensive income (loss), components of other comprehensive income, and cumulative translation adjustments are presented in the consolidated statements of comprehensive income (loss) and the consolidated statements of changes in equity.

k) Loss Per Share

Loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year, including contingently issuable shares which are included when the conditions necessary for issuance have been met.

l) Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence, related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

m)Financial Instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities recorded at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities recorded at fair value through profit or loss are recognized immediately in profit or loss.

Financial Assets

The Company recognizes all financial assets initially at fair value and classifies them into one of the following specified categories: fair value through profit or loss (“FVTPL”), held-to-maturity (“HTM”), available-for-sale (“AFS”) and loans and receivables. HTM instruments and loans and receivables are measured at amortized cost. AFS instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as FVTPL are measured at fair value with unrealized gains and losses recognized in profit or loss for the year. The fair value of financial instruments traded in active markets (such as FVTPL and AFS securities) is based on quoted market prices at the date of the Statement of Financial Position. The quoted market price used for financial assets held by the Company is the current bid price.

Kilo Goldmines Inc.

Notes to the Consolidated Financial Statements
For the Years Ended September 30, 2018 and 2017
(expressed in Canadian dollars, unless otherwise noted)

3. Significant Accounting Policies (continued)

Impairment of Financial Assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

Financial liabilities

Financial liabilities are classified as either financial liabilities at FVTPL or other financial liabilities. Financial liabilities classified as FVTPL are measured at fair value with unrealized gains and losses recognized in profit or loss for the period. Other financial liabilities including borrowings are initially measured at fair value net of transaction costs, and subsequently measured at amortized cost using the effective interest rate method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and amounts paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

Offsetting financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the Statement of Financial Position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realise the asset and settle the liability simultaneously.

The Company’s financial assets and liabilities are classified and subsequently measured as follows:

Asset/Liability	Classification	Subsequent Measurement
Cash and cash equivalents	FVTPL	Fair value through profit or loss
Receivables	Loans and receivables	Amortized cost
Reclamation bonds	Loans and receivables	Amortized cost
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost
Related parties	Other financial liabilities	Amortized cost

n) Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issuance costs.

Repurchase of the Company's own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit and loss on the purchase, sale, issue or cancellation of the Company's own equity instruments.

o) Critical Accounting Judgments and Estimation Uncertainties

The preparation of the consolidated financial statements in conformity with IFRS requires that the Company’s management make critical judgments, estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates. Estimates and assumptions are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates are accounted for prospectively.

Kilo Goldmines Inc.

Notes to the Consolidated Financial Statements
For the Years Ended September 30, 2018 and 2017
(expressed in Canadian dollars, unless otherwise noted)

3. Significant Accounting Policies (continued)

The Company has identified the following critical accounting policies under which significant judgments, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods. Further details of the nature of these assumptions and conditions may be found in the relevant notes to the financial statements.

Recoverability of Property, Plant and Equipment

The Company assesses property, plant and equipment at each reporting date to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs of disposal and value in use. These assessments require the use of estimates and assumptions such as long term commodity prices, discount rates, foreign exchange rates, future capital requirements, exploration potential and operating performance.

Title to Resource Property Interests

Although the Company has taken steps to verify title to resource properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Property, Plant and Equipment - Estimated Useful Lives

Management estimates the useful lives of property, plant and equipment based on the period during which the assets are expected to be available for use. The amounts and timing of recorded expenses for amortization of property, plant and equipment for any period are affected by these estimated useful lives. The estimates are reviewed at least annually and are updated if expectations change as a result of physical wear and tear, technical or commercial obsolescence and legal or other limits to use. It is possible that changes in these factors may cause significant changes in the estimated useful lives of the Company’s property, plant and equipment in the future.

Determination of control of subsidiaries and joint arrangements

Judgement is required to determine when the Company has control of subsidiaries or joint control of joint arrangements. This requires an assessment of the relevant activities of the investee, being those activities that significantly affect the investee's returns, including operating and capital expenditure decision-making, financing of the investee, and the appointment, remuneration and termination of key management personnel; and when the decisions in relation to those activities are under the control of the Company or require unanimous consent from the investors. Judgement is also required when determining the classification of a joint arrangement as a joint venture or a joint operation through an evaluation of the rights and obligations arising from the arrangement. Changes to the Company's access to those rights and obligations may change the classification of that joint arrangement.

Management has determined that it controls KGL Somituri SARL as the Company directs its business and no one investee can effect a change in this control, and have consolidated the operations of KGL Somituri SARL in these financial statements. Management has determined that the Company has significant influence in Isiro (Jersey) Limited and KGL Isiro SARL based on its current ownership interest in these entities and its ability to affect the operating and capital decision-making and have accounted for the operations of these entities using the equity method of accounting. Management has determined that the Company does not have joint control due to the terms of the Joint Venture Agreement with Randgold Resources Limited, relating to Isiro (Jersey) Limited and KGL Isiro SARL.

The Joint Venture Agreement sets out that the decision-making rights are based on voting interest; as a result no joint arrangement exists. Refer to note 5 for further information.

Determination of tax assets

Management applies judgement in the determination of tax assets relating to resource properties and tax losses in the DRC.

p) Significant new standards and interpretations not yet adopted

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods beginning on or after January 1, 2018. Those pronouncements that are not applicable or do not have a significant impact to the Company have been excluded from the table below. The following have not yet been adopted and are being evaluated to determine the resultant impact on the Company.

Kilo Goldmines Inc.

Notes to the Consolidated Financial Statements
For the Years Ended September 30, 2018 and 2017
(expressed in Canadian dollars, unless otherwise noted)

3. Significant Accounting Policies (continued)

IFRS 9 Financial Instruments was issued in final form in July 2014 by the IASB and will replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 also includes requirements relating to a new hedge accounting model, which represents a substantial overhaul of hedge accounting which will allow entities to better reflect their risk management activities in the financial statements. IFRS 9 is effective for annual periods beginning on or after January 1, 2018.

IFRS 16 Leases was issued in January 2016 and replaces IAS 17 Leases. Under IAS 17, lessees were required to make a distinction between a finance lease and an operating lease. If the lease was classified as a finance lease, a lease liability was included on the statement of financial position. IFRS 16 now requires lessees to recognize a right of use asset and lease liability reflecting future lease payments for virtually all lease contracts. The right of use asset is treated similarly to other non-financial assets and depreciated accordingly. The lease liability accrues interest. The IASB has included an optional exemption for certain short term leases and leases of low value assets; however, this exemption can only be applied by lessees. Under IFRS 16, a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is conveyed where the customer has both the right to direct the identified asset’s use and obtain substantially all the economic benefits from that use. IFRS 16 is effective for annual periods beginning on or after January 1, 2019 with early adoption permitted if IFRS 15, Revenue from Contracts with Customers, is also applied.

The Company has determined that there was no material impact on the transition of IFRS 9 and does not plan to early adopt IFRS 16.

IFRS 2 Share-Based Payments. In June 2016, the IASB issued an amendment to IFRS 2 addressing (i) certain issues related to the accounting for cash-settled awards, and (ii) the accounting for equity-settled awards that include a “net settlement” feature in respect of employee withholding taxes. This amendment is effective for annual periods beginning on or after January 1, 2019. The Company is currently reviewing the amendments to assess the impact it may have upon adoption.

IFRIC 23 Uncertainty over income tax treatments was issued in June 2017 as a clarification to requirements under IAS 12 Income taxes. IFRIC 23 clarifies the application of various recognition and measurement requirements when there is uncertainty over income tax treatments. This interpretation is effective for annual reporting periods beginning on or after January 1, 2019. The Company is currently assessing the impact IFRIC 23 may have on its consolidated financial statements.

Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture. The amendments address the conflict between IFRS 10 Consolidated Financial Statements and IAS 28 in dealing with the loss of control of a subsidiary that is sold or contributed to an associate or joint venture. The amendments clarify that the gain or loss resulting from the sale or contribution of assets that constitute a business, as defined in IFRS 3, between an investor and its associate or joint venture, is recognized in full. Any gain or loss resulting from the sale or contribution of assets that do not constitute a business, however, is recognized only to the extent of unrelated investors' interests in the associate or joint venture. The IASB has deferred the effective date of these amendments indefinitely, but an entity that early adopts the amendments is required to apply them prospectively. The Company will apply these amendments when they become effective.

q) Standards and amendments adopted this year

IAS 7 Cashflows from financing activities. The amendment to this standard requires disclosure of changes in liabilities arising from financing activities, including changes arising from both cash flows and non-cash changes. Adoption of this amendment has had no impact on presentation

IFRIC 22 Foreign currency transactions and advance consideration. IFRIC 22 clarifies the accounting for transactions that include the receipt or payment of advance consideration in a foreign currency. Adoption of this amendment has no impact on presentation.

Kilo Goldmines Inc.

Notes to the Consolidated Financial Statements
For the Years Ended September 30, 2018 and 2017
(expressed in Canadian dollars, unless otherwise noted)

4. Property, Plant and Equipment

				Furniture
				and		Computer
As at September 30, 2018	Land	Buildings	Vehicles	Fixtures	Equipment	Equipment	Total

Cost
Balance, October 1, 2017	$165,063	$362,797	$958,329	$23,746	$452,105	$26,420	$1,988,460
Additions	-	-	-	-	-	-	-
Disposals	(10,882)	-	(331,495)	(23,746)	-	(27,151)	(393,274)
Effects of Movements in Exchange
Rates	2,820	12,503	(59,265)	-	14,160	-	(29,782)
Balance, September 30, 2018	157,001	375,300	567,569	-	466,265	(731)	1,565,404

Accumulated amortization
Balance, October 1, 2017	-	(120,168)	(965,567)	(23,746)	(419,195)	(26,420)	(1,555,096)
Disposals	-	-	331,495	23,746	-	27,151	382,392
Depreciation	-	(11,938)	-	-	(17,900)	-	(29,838)
Effects of Movements in Exchange
Rates	-	(3,981)	66,503	-	(13,068)	-	49,454
Balance, September 30, 2018	-	(136,087)	(567,569)	-	(450,163)	731	(1,153,088)

Net carrying amount as at
September 30, 2018	157,001	239,213	-	-	16,102	-	412,316

Cost
Balance, October 1, 2016	$174,022	$382,489	$1,002,545	$23,746	$454,692	$26,420	$2,063,914
Additions	-	-	-	-	19,827	-	19,827
Effects of Movements in Exchange
Rates	(8,959)	(19,692)	(44,216)	-	(22,414)	-	(95,281)
Balance, September 30, 2017	165,063	362,797	958,329	23,746	452,105	26,420	1,988,460

Accumulated amortization
Balance, October 1, 2016	-	(114,746)	(1,010,175)	(23,746)	(423,021)	(26,420)	(1,598,108)
Depreciation	-	(11,938)	-	-	(16,910)	-	(28,848)
Effects of Movements in Exchange
Rates	-	6,516	44,608	-	20,736	-	71,860
Balance, September 30, 2017	-	(120,168)	(965,567)	(23,746)	(419,195)	(26,420)	(1,555,096)

Net carrying amount as at
September 30, 2017	$165,063	$242,629	$(7,238)	$-	$32,910	$-	$433,364

Kilo Goldmines Inc.

Notes to the Consolidated Financial Statements
For the Years Ended September 30, 2018 and 2017
(expressed in Canadian dollars, unless otherwise noted)

5. Resource Properties

Cumulative spending to date:

	October 1,	Net	September 30,
	2017	Additions	2018

KGL-Somituri (a)	$48,669,084	$1,604,185	$50,273,269

KGL-Isiro (b)	596,492	-	596,492

	$49,265,576	$1,604,185	$50,869,761

	October 1,	Net	September 30,
	2016	Additions	2017

KGL-Somituri (a)	$43,206,709	$5,462,375	$48,669,084

KGL-Isiro (b)	556,135	40,357	596,492

	$43,762,844	$5,502,732	$49,265,576

Mining activities in the DRC are governed by the Mining Code 2002 and the Mining Regulations of the DRC's Ministry of Mines. The Law N°18/001 introduced as of March 9, 2018 to the Mining Code 2002 provides three types of licenses or permits that may be granted by the Minister of Mines. A Prospecting Certificate allows the holder to prospect plots of land as specified by the Prospecting Certificate for a period of two years but does not indicate a mineral or mining right.

Exploration Licenses entitle the holder to the exclusive right to carry out exploration activity for mineral substances on a specified plot of land. This exclusive right is indicated by a mining title called "Exploration Certificate" or "Research Permit" which is valid for five years and is renewable for two additional five-year periods.

Once the holder of an Exploration License can prove the existence of an economically exploitable deposit to the Ministry of Mines, the holder can convert the Exploration License to an Exploitation License. This Exploitation License is evidenced by a mining title called an "Exploitation Certificate" or "Exploitation Permit", and entitles the holder to the exclusive right to carry out exploitation, construction and exploration of mineral substances on the licensed areas for a period of thirty years (amended prospectively to twenty five years under Law N°18/001), renewable several times for periods of fifteen years.

a) KGL-Somituri

The Company’s interest in the KGL-Somituri SARL properties was acquired through an option agreement for twenty Research Permits previously held by Somituri SPRL. The Research Permits were subsequently converted into eight Exploitation Permits and registered in the name of KGL-Somituri SARL, an entity in the DRC in which the Company holds a 71.25% interest and the Somituri partners hold 23.75%. In accordance with DRC legislation, the DRC government holds the balance, a 5% free carried interest. The Company has entered into an agreement to acquire a further 5.04% interest on KGL Somituri SARL for an amount of USD$140,112 which will be paid on transfer of the shares.

On April 29, 2010, the Company signed a new Partnership Agreement (the “Partnership Agreement"), as well as an Assignment Agreement providing for the transfer of the eight Exploitation Permits to KGL-Somituri SARL.

Under the Partnership Agreement, the Company agreed to finance all activities of KGL-Somituri, until the filing of a bankable feasibility study, by way of loans which bear interest at the rate of 5%. Within thirty days of the receipt of a bankable feasibility study, the minority partners may collectively elect to exchange their equity participation for either a 2% net smelter royalty, or a 1% net smelter royalty plus an amount equal to 2 Euros per ounce of proven mineral reserves.

Kilo Goldmines Inc.

Notes to the Consolidated Financial Statements
For the Years Ended September 30, 2018 and 2017
(expressed in Canadian dollars, unless otherwise noted)

5. Resource Properties (continued)

a) KGL-Somituri (continued)

During the year ended September 30, 2014 the Company determined to relinquish permits PE 9693 and PE9694. As of September 30th, 2018 and 2017, the Company holds six mining licenses which expire in 2039.

The rights to Somituri (the “West Kilo Project”) were acquired from Moto Goldmines Limited ("Moto") pursuant to an agreement dated November 15, 2006. Moto has the right, exercisable at its option when a bankable feasibility study is concluded, (if at that stage the measured resources exceed two million ounces) to acquire a 10% equity interest in the West Kilo Project for consideration of USD$5,000,000.

b) KGL-Isiro

The Company owns 100% of the common shares and 88.5% of the preferred shares of Kilo Isiro Atlantic Ltd. Kilo Isiro Atlantic Ltd. owns 49% of the shares of Isiro (Jersey) Limited, which in turn owns 100% of the shares in KGL Isiro SARL (a company based in the DRC).

As of September 30, 2018, KGL Isiro SARL owns eleven (2017 – twelve) mineral exploration permits. These permits had expiry dates in February, 2017. These permits were put under force majeure with effect from February 14, 2014 pending resolution of the court action involving these properties which is described below, and their expiry is extended by the period of force majeure. Although the matter is still before the Supreme Court, the Cadestre Minier (“CAMI”), suspended force majeure with effect from April 3, 2018 following the ruling of the Appeal Court. Suspension of force majeure has not yet been confirmed by ministerial decree. The operations of these property interests are governed by an agreement with Suez Holdings Ltd.

On December 7, 2014, Kilo Goldmines Inc., Kilo Isiro Atlantic Ltd. and Suez Holdings Ltd. (“Suez”) entered into an agreement (the “Agreement”) relating to the operations of Kilo Isiro Atlantic Ltd. The Agreement provides that the potential benefit of the iron ore interests relating to the permits is shared proportionate to the holdings of the preferred shares. The Agreement further governs the beneficial interest in gold mineralization and provides for an apportionment of that interest to Suez and also for a phased buy-out of Suez’s initial 25% interest by Kilo Goldmines Inc. As of September 30, 2018 and 2017, the Company has a beneficial interest of 78.5% of the gold operations. In 2016, Kilo Goldmines Ltd. issued 10,600 shares followed by payments totaling USD$70,000, leaving a payment of USD$30,000 due November 24, 2015 which will be settled upon satisfactory conclusion of the Isiro court action and which, when paid, will complete the acquisition of an 82.25% beneficial interest. The Company may make further cash payments of up to USD$490,000 to complete the buy-out of the remainder of the 25% gold interest initially held by Suez. Should the Company not acquire the residual gold interests, Suez has the ability to convert their remaining interest into a royalty.

The Agreement requires the Company to finance all activities of KGL Isiro SARL by way of loans which bear interest at the rate of 5%. The loans are repayable by KGL Isiro SARL from revenues it generates to the extent of 75% of available funds, with the remaining 25% to be distributed to the equity holders. As of September 30, 2018 and 2017 interest income related to these loans has not been recorded as the properties' ability to generate revenue in the future is still being evaluated by the Company.

Pursuant to a Joint Venture Agreement, amended July 9, 2013, with Randgold Resources Limited (“Randgold”)(now Barrick Gold Corporation), Randgold agrees to fund a phased exploration program on the permits held in KGL Isiro SARL. The Phase One Exploration Program shall be completed within 36 months of the effective date of the Joint Venture Agreement and t h e Phase Two Exploration Agreement within 60 months of the effective date of the Joint Venture Agreement, leading to a pre-feasibility study. In March 2015 the performance timelines were suspended pending resolution of a legal challenge to ownership of the property titles that had been initiated in February 2014. In 2016 the DRC Commercial Court dismissed the plaintiff’s claim. On appeal, the ruling of the Commercial Court was upheld by the Appeal Court. The plaintiff then approached the Supreme Court to challenge the Appeal Court’s application of procedural law. The outcome of the Supreme Court’s ruling is not yet determinable, however the Company regards this claim as opportunistic and of a vexatious nature. The Joint Venture Agreement allows for withdrawal of Randgold subject to various termination criteria, and Randgold has terminated its interest in all but three permits, with permits PE 2226, PE 2227 and PE2230 remaining within the terms of the Joint Venture Agreement. Delivery of a pre-feasibility study entitles Randgold to a 51% interest in Isiro (Jersey) Limited which can be increased to 65% upon delivery of a bankable feasibility study should Kilo not contribute proportionately to the Exploration Program post pre-feasibility study.

As a result of prior agreements, KGL-Isiro SARL is subject to a 0.8% royalty on iron properties for 8 years from the commencement of commercial operations.

Kilo Goldmines Inc.

Notes to the Consolidated Financial Statements
For the Years Ended September 30, 2018 and 2017
(expressed in Canadian dollars, unless otherwise noted)

6. Reclamation Bonds

Amounts recorded as reclamation bonds represent deposits on possible restoration costs to be incurred in the future to restore the resource properties to a specified state. As of September 30, 2018, the Company has an amount of $91,072 (2017 - $78,532) United States Dollars in reclamation bonds pertaining to the KGL Somituri properties. Should the company wish to continue exploration, the company will need to continue to invest annually in reclamation bonds up to a maximum of US$3,380,302 by 2021. Based on the exploration work performed to September 30, 2018 on the resource properties in the DRC, the Company's management estimates that no future obligations for site restoration costs exist as at September 30, 2018.

7. Share Capital

The Company is authorized to issue an unlimited number of common shares.

The holders of common shares are entitled to receive dividends as and when declared by the directors and are entitled to one vote per share at meetings of the Company. All shares are ranked equally with regards to the Company's residual assets.

There were no changes in common share capital from October 1, 2016 to September 30, 2018.

There was one (1) common share issued and outstanding at September 30, 2017 and September 30, 2018.

8. Income Taxes

(i) Income tax expense

The following table reconciles income taxes calculated at combined Canadian federal/provincial tax rates with the income tax recovery in the consolidated financial statements:

	Year ended September 30,
	2018	2017

Loss before income taxes	$(1,934,113)	$(6,059,505)

Statutory tax rate	26.50%	26.50%

Expected income tax recovery	(512,540)	(1,605,769)

Non-deductible expenses	193	10,116

Change in loss carry forwards	(225,182)	103,004

Change in rates	(56,146)	(192,596)

	(793,675)	(1,685,245)

Change in deferred taxes not recognized	793,675	1,685,245

Net expected deferred income tax recovery	$-	$-

Kilo Goldmines Inc.

Notes to the Consolidated Financial Statements
For the Years Ended September 30, 2018 and 2017
(expressed in Canadian dollars, unless otherwise noted)

8. Income Taxes (continued)

a. Deferred Taxes

The temporary differences that give rise to deferred income tax assets and deferred income tax liabilities are presented below:

		Year ended September 30,
		2018	2017
Deferred Tax Assets

Resource Properties		$18,819,213	18,337,958
Amounts related to tax loss and credit carry forwards		7,108,912	6,812,186
Capital assets		77,935	62,240
		26,006,060	25,212,384
Deferred taxes not recognized		(26,006,060)	(25,212,384)

Net deferred tax assets	$		-

Net deferred tax liabilities	$		-

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred income tax liabilities result primarily from amounts not deductible for accounting purposes until future periods. Deferred income tax assets result primarily from operating tax loss carry forwards and have been offset against deferred income tax liabilities.

b. Loss Carry Forwards

The Company has non-capital losses of approximately $26,747,337 available for carry forward. Potential income tax benefits of the losses have not been recorded in the financial statements. These losses expire as follows:

Loss carry forwards

2026	$148,018
2027	981,026
2028	1,591,328
2029	1,527,679
2030	10,440,103
2031	2,761,722
2032	1,735,886
2033	3,981,909
2034	789,704
2035	556,895
2036	498,320
2037	1,405,370
2038	329,377
$26,747,337

Kilo Goldmines Inc.

Notes to the Consolidated Financial Statements
For the Years Ended September 30, 2018 and 2017
(expressed in Canadian dollars, unless otherwise noted)

9. Related Party Transactions

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation, and are not disclosed in this note.

As at September 30, 2018, an amount of $64,130,359 (September 30, 2017 - $64,130,359) was due to Kilo Goldmines Ltd., the parent company of the Company, representing advances made for the purposes of the exploration and development of the Company’s mineral properties in the DRC and for general corporate purposes. The amounts due to related party are unsecured, non-interest bearing and repayable on demand.

10. Financial Instruments and Other Risks

IFRS 7 establishes a fair value hierarchy that reflects the significance of inputs used in making fair value measurements as follows:

Level 1	quoted prices in active markets for identical assets or liabilities;
Level 2	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices) and;
Level 3	inputs for the asset or liability that are not based upon observable market data

Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. As at September 30, 2018, the Company's cash and cash equivalents are categorized as Level 1 measurement.

Fair Values

Except as disclosed elsewhere in these financial statements, the carrying amounts for the Company's financial instruments approximate their fair values because of the short-term nature of these items. Reclamation bonds, which are long term, are valued at amortized cost which approximates their fair value.

The Company's risk exposures and the impact on the Company's financial instruments are summarized below:

Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. The Company is not exposed to any significant credit risk as at September 30, 2018. The Company’s cash and cash equivalents and bid bonds are on deposit with highly rated banking groups.

Liquidity risk

Liquidity risk is the risk that an entity will not be able to meet its financial obligations as they come due. The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at September 30, 2018, the Company has current assets of $98,217 (2017 - $1,996,629) and current liabilities of $20,249 (2017 - $12,730). All of the Company's current financial liabilities and receivables have contractual maturities of less than 120 days and are subject to normal trade terms. The working capital of the Company is $77,968 as at September 30, 2018 (working capital at December 31, 2017 - $1,983,899).

Market risk

Interest rate risk

The Company has cash and cash equivalents balances. The Company's current policy is to invest its excess cash in highly liquid money market investments such as banker’s acceptance notes, treasury bills and guaranteed investment certificates. These short term money market investments are subject to interest rate fluctuations.

Foreign currency risk

The Company's functional currency is primarily the Canadian Dollar. The majority of the Company's operating expenses are transacted in Canadian Dollars and the majority of the Company's exploration and evaluation expenses are transacted in United States Dollars. As at September 30, 2018, the Company had cash of $65,295 (September 30, 2017 - $1,946,671), reclamation bonds of $91,072 (September 30, 2017 - $78,532), accounts receivable of $32,922 (September 30, 2017 - $49,958) and accounts payable and accrued liabilities of $20,249 (September 30, 2017 - $12,730) denominated in United States Dollars. The Company also conducts transactions in Congolese Francs (‘CDF’), however the impact of currency fluctuations against the CDF is minimal.

Kilo Goldmines Inc.

Notes to the Consolidated Financial Statements
For the Years Ended September 30, 2018 and 2017
(expressed in Canadian dollars, unless otherwise noted)

10.  Financial Instruments and Other Risks (continued)

Sensitivity analysis

Based on management's knowledge and experiences of the financial markets, the Company's management believes the following movements are "reasonably possible" over a three month period.

The Company's cash and cash equivalents may be subject to interest rate fluctuations. Sensitivity to a plus or minus 25 basis points change in rates would increase (or decrease) the Company's net loss by approximately $1,400 over a three month period.

As at September 30, 2018, cash and cash equivalents include $50,636 (September 30, 2017 - $1,461,221) United States Dollars, reclamation bonds include $70,626 (September 30, 2017 - $70,626) United States Dollars, and accounts payable and accrued liabilities include $16,675 (September 30, 2017 - $11,767).

If the Canadian Dollar weakens (or strengthens) 10% against the United States Dollar with other variables held constant, the Company's expenses would decrease (or increase) by approximately $13,800 (2017 - $37,322).

11. Capital Disclosures

The Company’s objective when managing capital is to raise sufficient funds to execute its exploration plan. At September 30, 2018, the Company’s capital consists of shareholders’ deficiency in the amount of $63,549,003.

The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed.

The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management team to sustain future development of the business. The Company does not have any externally imposed capital requirements.

There were no changes in the Company’s approach to capital management during the year ended September 30, 2018.

12. Commitments

The Company has entered into an agreement to acquire an additional 5.04% interest in KGL Somituri SARL for the amount of $140,112 which will be paid on transfer of shares. Note 5(a).

13. Segmental Reporting

The Company is organized into business units based on mineral resource properties and has one reportable operating segment, being that of acquisition and exploration and evaluation activities. All of the Company’s non-current assets relate to the DRC.

14. Comparative figures

The comparative figures are unaudited.

15. Subsequent events

On September 27, 2019 the Company’s parent, Kilo Goldmines Ltd. (“KGL”), completed the previously announced consensual security realization transaction with the Company, Resolute (Treasury) Pty Ltd (“Resolute”) and Loncor Resources Inc. (“Loncor”), involving the assignment by Resolute of a delinquent credit facility made to KGL and the Company and related security to Loncor and the realization by Loncor solely against all shares of the Company in full satisfaction of all amounts owing under the credit facility. As a result of the completion of the transaction, KGL has ceased to own the Company and any interests in mineral properties or other assets in the DRC, including any interest in the Company’s Somituri gold project, and Loncor is the sole shareholder of the Company.